SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A*
                                (AMENDMENT NO. 4)


                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                               ARAMARK CORPORATION
                                (NAME OF ISSUER)


                              CLASS B COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)


                                    038521100
                                 (CUSIP NUMBER)


                                Ricky C. Sandler
             Eminence Capital LLC, 65 East 55th Street, 25th Floor,
                        New York, NY 10022 (212) 418-2100


            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 August 8, 2006


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 038521100                    13D                     Page 2 of 7 Pages

--------------------------------------------------------------------------------
  (1) NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Eminence Capital, LLC
--------------------------------------------------------------------------------
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
  (3) SEC USE ONLY

--------------------------------------------------------------------------------
  (4) SOURCE OF FUNDS **

                  OO
--------------------------------------------------------------------------------
  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
  (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------

  NUMBER OF     (7)  SOLE VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

                           -0-
             -------------------------------------------------------------------
                (8)  SHARED VOTING POWER

                           2,000,000
             -------------------------------------------------------------------
                (9)  SOLE DISPOSITIVE POWER

                           -0-
             -------------------------------------------------------------------
               (10)  SHARED DISPOSITIVE POWER

                           2,000,000

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,000,000
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES **                                 |_|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.6%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **

                  IA
--------------------------------------------------------------------------------

** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 038521100                    13D                     Page 3 of 7 Pages

--------------------------------------------------------------------------------
  (1) NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Eminence GP, LLC
--------------------------------------------------------------------------------
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
  (3) SEC USE ONLY

--------------------------------------------------------------------------------
  (4) SOURCE OF FUNDS **

                  WC
--------------------------------------------------------------------------------
  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
  (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------

  NUMBER OF      (7)  SOLE VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

                           -0-
             -------------------------------------------------------------------
                (8)  SHARED VOTING POWER

                           1,251,053
             -------------------------------------------------------------------
                (9)  SOLE DISPOSITIVE POWER

                           -0-
             -------------------------------------------------------------------
               (10)  SHARED DISPOSITIVE POWER

                              1,251,053

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,251,053
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES **                                 |_|

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.0%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **

                  OO
--------------------------------------------------------------------------------

**  SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 038521100                    13D                     Page 4 of 7 Pages

--------------------------------------------------------------------------------
  (1) NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Ricky C. Sandler
--------------------------------------------------------------------------------
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
  (3) SEC USE ONLY

--------------------------------------------------------------------------------
  (4) SOURCE OF FUNDS **

                  OO
--------------------------------------------------------------------------------
  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
  (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------

  NUMBER OF      (7)  SOLE VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

                           1,975
             -------------------------------------------------------------------
                (8)  SHARED VOTING POWER

                           2,000,000
             -------------------------------------------------------------------
                (9)  SOLE DISPOSITIVE POWER

                           1,975
             -------------------------------------------------------------------
              (10)  SHARED DISPOSITIVE POWER

                           2,000,000

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,001,975
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES **                                 |_|

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.7%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **

                  IN
--------------------------------------------------------------------------------

**  SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 038521100                    13D                     Page 5 of 7 Pages

Item 1. Security and Issuer.

    This statement relates to the Class B common stock, par value $0.01 (the "Common Stock") of ARAMARK Corporation. (the "Company"). The Company's principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107. This Amendment #4 amends the Schedule 13D filed on January 30, 2006; Amendment #1 to Schedule 13D filed on May 4, 2006; Amendment #2 filed on May 26, 2006 and Amendment #3 filed on June 13, 2006. Information reported in the original filing or subsequent amendments remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment #4.

Item 3. Source and Amount of Funds and Other Consideration.

    The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Partnerships, the Offshore Funds and certain other accounts is approximately $45,000,000. Mr. Sandler, Eminence GP and the Investment Manager do not directly own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

    A.  Eminence Capital, LLC

        (a) Aggregate number of shares beneficially owned: 2,000,000

                 Percentage: 1.6% The percentages used herein and in the rest of
Item 5 are calculated based upon the 123,299,981 shares of Common Stock issued and outstanding at July 28, 2006, as set forth in the Company's Form 10-Q for the quarterly period ended June 30, 2006 (as filed on August 9, 2006).

        (b)  1.  Sole power to vote or direct vote: -0-

             2.  Shared power to vote or direct vote: 2,000,000

             3.  Sole power to dispose or direct the disposition: -0-

             4.  Shared power to dispose or direct the disposition: 2,000,000

        (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the last filing dated June 12, 2006, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

        (d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

        (e) As of August 9, 2006, the Reporting Person ceased to be the beneficial owner of greater than 5% of the Common Stock.

    B.  Eminence GP, LLC

        (a)  Aggregate number of shares beneficially owned: 1,251,053
             Percentage: 1.0%

        (b)  1.  Sole power to vote or direct vote: -0-

             2.  Shared power to vote or direct vote:1,251,053

             3.  Sole power to dispose or direct the disposition: -0-

             4.  Shared power to dispose or direct the disposition: 1,251,053

        (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the last filing dated June 12, 2006, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

        (d) Not applicable.

        (e) As of August 9, 2006, the Reporting Person ceased to be the beneficial owner of greater than 5% of the Common Stock.

CUSIP No. 038521100                    13D                     Page 6 of 7 Pages

    C.  Ricky C. Sandler

        (a)  Aggregate number of shares beneficially owned: 2,001,975
             Percentage: 1.6%

        (b)  1.  Sole power to vote or direct vote: 1,975

             2.  Shared power to vote or direct vote: 2,000,000

             3.  Sole power to dispose or direct the disposition: 1,975

             4.  Shared power to dispose or direct the disposition: 2,000,000

        (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the last filing dated June 12, 2006, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

        (d) Not applicable.

        (e) As of August 9, 2006, the Reporting Person ceased to be the beneficial owner of greater than 5% of the Common Stock.

Item 7: Material to be filed as Exhibits

        Exhibit 1: Schedule of transactions effected by Reporting Persons since the last filing dated June 12, 2006 and thru the timing of this filing.



SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 11, 2006


                                           /s/ Ricky C. Sandler
                                           Ricky C. Sandler, individually, and
                                           as
                                           Managing Member of Eminence Capital,
                                           LLC,
                                           and as
                                           Managing Member of Eminence GP, LLC

--------------------------------------------------------------------------------
                                                                       EXHIBIT 1

CUSIP No. 038521100                    13D                     Page 7 of 7 Pages

                              Eminence Capital, LLC
                                Eminence GP, LLC
                                Ricky C. Sandler


                                                                     PRICE
                                                 NUMBER OF SHARES  PER SHARE
                                                                   (INCLUDING
                                                 PURCHASED/(SOLD)  COMMISSIONS,
        DATE OF TRANSACTION                                          IF ANY)
                                                 ------------      ----------
        6/14/2006                                     169,800         $32.24
                                                 ------------      ----------
        7/05/2006                                      90,600         $33.25
                                                 ------------      ----------
        8/01/2006                                      (1,000)        $32.04
                                                 ------------      ----------
        8/08/2006                                  (4,827,200)        $32.68
                                                 ------------      ----------
        8/09/2006                                  (4,784,900)        $32.46